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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 10 )*

                           HUMAN GENOME SCIENCES, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444903108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Howard E. Steinberg, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation

        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  April 9, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  444903108                13D

1 NAME OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         RELIANCE FINANCIAL SERVICES CORPORATION
         I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)

         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                    7        SOLE VOTING POWER

                                   1,093,624
  NUMBER OF SHARES  8        SHARED VOTING POWER
        BENE-
      FICIALLY
    OWNED BY EACH   9        SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                      1,093,624
        WITH       10        SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,093,624



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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9%

14       TYPE OF REPORTING PERSON*

                  HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is restated in its entirety to read as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 44.3% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:


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
  Name and Business Address             Position with Reliance Financial and Principal
  -------------------------             Occupation
                                        ----------------------------------------------

  Saul P. Steinberg                     Chairman of the Board, Chief
  Reliance Group Holdings, Inc.         Executive Officer and Director, Reliance
  Park Avenue Plaza                     Financial and RGH
  New York, New York 10055

  Robert M. Steinberg                   President, Chief Operating
  Reliance Group Holdings, Inc.         Officer and Director, Reliance
  Park Avenue Plaza                     Financial and RGH; Chairman of
  New York, New York 10055              the Board and Chief Executive
                                        Officer, RIC


  George E. Bello                       Executive Vice President,
  Reliance Group Holdings, Inc.         Controller and Director,
  Park Avenue Plaza                     Reliance Financial and RGH
  New York, New York 10055

  Lowell C. Freiberg                    Senior Vice President, Chief
  Reliance Group Holdings, Inc.         Financial Officer and Director,
  Park Avenue Plaza                     Reliance Financial and RGH
  New York, New York 10055

  Henry A. Lambert                      Senior Vice President--Real
  Reliance Group Holdings, Inc.         Estate Investments and
  Park Avenue Plaza                     Operations, Reliance Financial
  New York, New York 10055              and RGH; President and Chief
                                        Executive Officer, Reliance
                                        Development Group, Inc.

  Dennis J. O'Leary                     Senior Vice President--Taxes,
  Reliance Group Holdings, Inc.         Reliance Financial and RGH
  Park Avenue Plaza
  New York, New York 10055

  Philip S. Sherman                     Senior Vice President--Group
  Reliance Group Holdings, Inc.         Controller, Reliance Financial
  Park Avenue Plaza                     and RGH
  New York, New York 10055

  Bruce L. Sokoloff                     Senior Vice President--
  Reliance Group Holdings, Inc.         Administration, Reliance
  Park Avenue Plaza                     Financial and RGH
  New York, New York 10055

  Howard E. Steinberg, Esq.             Senior Vice President, General
  Reliance Group Holdings, Inc.         Counsel and Corporate
  Park Avenue Plaza                     Secretary, Reliance Financial
  New York, New York 10055              and RGH


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

  James E. Yacobucci                    Senior Vice President--
  Reliance Insurance Company            Investments and Director,
  Park Avenue Plaza                     Reliance Financial, RGH and RIC

  New York, New York 10055

  George R. Baker                       Director, Reliance Financial
  3401 North California Avenue          and RGH; Corporate
  Chicago, Illinois 60618               Director/Advisor various
                                        business enterprises

  Dennis A. Busti                       Director, Reliance Financial
  Reliance National                     and RGH; President and Chief
  77 Water Street                       Executive Officer, Reliance
  New York, New York 10005              National, a principal subsidiary of RIC

  Dr. Thomas P. Gerrity                 Director, Reliance Financial
  The Wharton School                    and RGH; Dean, the Wharton
  University of Pennsylvania            School of the University of
  Steinberg Hall- Dietrich Hall         Pennsylvania
  3620 Locust Walk
  Philadelphia, PA 19104

  Jewell J. McCabe                      Director, Reliance Financial
  Jewell Jackson McCabe                 and RGH; President, Jewell
  Associates                            Jackson McCabe Associates,
  50 Rockefeller Plaza                  consultants specializing in planning and communications
  Suite 46
  New York, New York 10020

  Irving Schneider                      Director, Reliance Financial
  Helmsley-Spear, Inc.                  and RGH; Co-Chairman and Chief
  60 East 42nd Street                   Operations Officer, Helmsley-Spear, Inc., a real estate
  New York, New York 10165              management corporation


  Bernard L. Schwartz                   Director, Reliance Financial
  Loral Space & Communications Ltd.     and RGH; Chairman of the Board, Chief Executive
  600 Third Avenue                      Officer, Loral Space & Communications Ltd., a
  New York, New York 10016              high-technology company concentrating on satellite
                                        manufacturing and satellite-based services, Chairman of
                                        the Board and Chief Executive Officer, Globalstar
                                        Telecommunications, Ltd.

  Richard E. Snyder                     Director, Reliance Financial
  Golden Books Family                   and RGH; Chairman of Golden Books Family Entertainment,
  Entertainment, Inc.                   Inc., a publisher of children's books.
  850 Third Avenue
  New York, New York 10022

  Dr. Bruce E. Spivey                   Director, Reliance Financial and RGH; President and

  Columbia-Cornell Care LLC             Chief Executive Officer of Columbia Cornell Care LLC, the
  900 Third Avenue, Suite 500           physician organization of the clinical facilities of the
  New York, New York 10022              medical schools of Columbia and Cornell Universities

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

ITEM 5. Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         Below is a list of sales of Securities beneficially owned by Reliance Financial which were made during the past sixty days. As of the date hereof, the Securities beneficially owned by Reliance Financial total 1,093,624 shares and, to the best knowledge of Reliance Financial based on the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 1997, comprise approximately 4.9% of the Securities outstanding. On April 14, 1998, Reliance Financial ceased to be the beneficial owner of more than 5% of the Securities outstanding. Of the 1,093,624 shares beneficially owned by Reliance Financial, 1,033,624 shares are owned directly by RIC and 60,000 shares are owned directly by Reliance National Insurance Company (Europe) Limited, an insurance subsidiary of RIC ("U.K. Ltd."). Each of RIC and U.K. Ltd. has sole voting and dispositive power over all of the shares of the Security directly owned by it.


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                                     Number of        Price Per
                                     ---------        ---------
Date               Company            Shares           Share
----               -------            ------           -----

2/17/98  Reliance Insurance Company   12,900          $45.125
2/17/98  Reliance Insurance Company   13,500          $45.00
2/17/98  Reliance Insurance Company    5,000          $44.50
2/17/98  Reliance Insurance Company   13,600          $44.250
2/18/98  Reliance Insurance Company    5,000          $45.00
2/18/98  Reliance Insurance Company   10,500          $44.625

4/9/98   Reliance Insurance Company    2,500          $39.25
4/9/98   Reliance Insurance Company   15,000          $38.75
4/9/98   Reliance Insurance Company    7,500          $38.625
4/9/98   Reliance Insurance Company   75,000          $38.50
4/13/98  Reliance Insurance Company   40,000          $37.00
4/13/98  Reliance Insurance Company   50,000          $37.50
4/14/98  Reliance Insurance Company   50,000          $36.50


         Each of the sales of the Security described in the above table was made in an ordinary brokerage transaction.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1998

                                   RELIANCE FINANCIAL SERVICES CORPORATION

                                   By: /s/ James E. Yacobucci
                                      ---------------------------------------
                                       James E. Yacobucci
                                       Senior Vice President-Investments